SEC 1746 (11-02)     Page 1 of 9

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Canadian Superior Energy, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136644101

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, California 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)     Page 1 of 9

CUSIP No. 136644101

1.     Names of Reporting Persons

Palo Alto Investors

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)          X

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     15,752,500

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.     Percent of Class Represented by Amount in Row (11)     9.3%

14.     Type of Reporting Person (See Instructions)     CO, HC

CUSIP No. 136644101

1.     Names of Reporting Persons

Palo Alto Investors, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)          X

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     15,752,500

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.     Percent of Class Represented by Amount in Row (11)     9.3%

14.     Type of Reporting Person (See Instructions)     IA, OO

CUSIP No. 136644101

1.     Names of Reporting Persons

William Leland Edwards

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)          X

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      _______

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 15,752,500

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     15,802,500

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     9.3%

14.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 136644101

1.     Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)          X

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     15,752,500

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.     Percent of Class Represented by Amount in Row (11)     9.3%

14.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 136644101

Item 1.     Security and Issuer

This statement relates to the Common Shares (the "Stock") of Canadian Superior Energy, Inc. (the "Issuer"). The principal executive office of the Issuer is located at Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada, T2P 2V6.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)     William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp") and Anthony Joonkyoo Yun, MD (collectively, the "Filers").

(b)     The business address of the Filers is:

470 University Avenue, Palo Alto, CA 94301

(c)     Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the president and controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI LLC.

(d)     During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Edwards and Mr. Yun are United States citizens.

CUSIP No. 136644101

Item 3.     Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$32,303,231

Item 4.     Purpose of Transaction

The Filers acquired the Stock for investment purposes. On September 29, 2008, Greg Noval sent a letter to Palo Alto Investors on behalf of the Issuer's Board of Directors responding to a letter from Palo Alto Investors sent earlier in the day, and Palo Alto Investors sent a further response to the Board. A copy of that correspondence is incorporated by reference herein as Exhibit B. On November 5, 2008, PAI LLC sent a letter to the Board, a copy of which is incorporated by reference herein as Exhibit F. On February 11, 2009, PAI LLC sent a letter to the Board questioning the timing and strategy of the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago (the “February 11 Letter”). On February 12, 2009, PAI LLC issued a press release including the text of the February 11 Letter and requesting additional disclosure by the Issuer with regard to its financial position and the status of that project and requesting that the Issuer hold a public conference call to update shareholders. A copy of that press release is attached hereto as Exhibit G.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5.     Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client individually holds more than 5% of the outstanding Stock. Mr. Edwards is the controlling shareholder of PAI Corp., which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp. and PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c)     There were no transactions in the Stock by the Filers during the 60 days before the date on the cover page.

CUSIP No. 136644101

Item 6.     Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 750,000 shares of the Stock are represented by warrants, the form of which is incorporated by reference herein as Exhibit C. In addition, those warrants are governed by and subject to the terms of a Securities Purchase Agreement and Registration Rights Agreement, the forms of which are incorporated by reference herein as Exhibits D and E.

Item 7.     Material to Be Filed as Exhibits

Exhibit A     Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B     Correspondence dated September 29, 2008 between the Issuer's Board of Directors and Palo Alto Investors incorporated by reference to the Filers’ initial Schedule 13D and Amendment No. 1 thereto both filed September 30, 2008

Exhibit C     Form of Warrant to Purchase Shares of Common Stock, incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit D     Form of Securities Purchase Agreement, incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit E     Form of Registration Rights Agreement, incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit F     Letter dated November 5, 2008 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 2 to this Schedule 13D filed November 6, 2008

Exhibit G     Press Release by PAI LLC dated February 12, 2009 including the text of the February 11                Letter

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 12, 2009

PALO ALTO INVESTORS By: Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: Mark Shamia, Chief Operating Officer
Anthony Joonkyoo Yun, MD	William Leland Edwards

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:     September 29, 2008

PALO ALTO INVESTORS

By:     /S/ Mark Shamia, Chief Operating Officer

PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

CUSIP No. 136644101

EXHIBIT G

[GRAPHIC OMITTED][GRAPHIC OMITTED] Media Contacts:

Mary Beth Kissane          Paul Del Colle

Walek & Associates          Walek & Associates

212-590-0536               212-590-0526

FOR IMMEDIATE RELEASE

Palo Alto Investors Questions Monetization of Canadian Superior’s Trinidad Assets

Requests Public Conference Call to Update Shareholders

Palo Alto, Calif. (February 12, 2009) – Palo Alto Investors, LLC, an investment advisory firm, sent a letter on the evening of February 11, 2009 to the Board of Directors of Canadian Superior Energy, Inc. ("Canadian Superior", the "Company") (TSX: SNG) (AMEX:SNG) questioning the timing and strategy of the company’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago (“the property”).

This letter was sent prior to today’s announcement by the Company that an interim Receiver has been appointed to operate the property in conjunction with BG International Limited (“BG”).

Palo Alto Investors has requested additional disclosure by the Company with regard to its financial position and the status of the project and has requested that the Company hold a public conference call to update shareholders.

The text of the letter follows:

To the Board of Directors of Canadian Superior,

This week, Canadian Superior Energy Inc. (“Canadian Superior” or “the Company”) announced its intention to monetize a portion of its ownership in the Intrepid Block 5(c) offshore Trinidad and Tobago. We understand the Company is in the process of retaining a financial advisor to assist in the sale of the asset. Palo Alto Investors, LLC, a significant shareholder in Canadian Superior, believes monetization of Block 5(c) is not in the best interests of the Company at this time and we request that any potential deal be postponed until further alternatives are evaluated. We also request a public conference call for shareholders to hear management’s current view on operations and strategy as it pertains to these key assets in Trinidad.

Canadian Superior’s announcement comes less than one week after the announcement by Challenger Energy Corp. (“Challenger”) that it is pursuing strategic alternatives, which would include the sale of its interest in Block 5(c).  Palo Alto Investors has previously criticized the conflicts of interest that have arisen in transactions involving Canadian Superior and Challenger. In the absence of additional information, Palo Alto Investors believes the coincident nature of these two announcements further highlights the continuing conflict of interest arising from Mr. Greg Noval's 10% ownership interest in Challenger and his position as Chairman of the Board of Canadian Superior.

Palo Alto Investors has previously requested that the Company enhance its Board of Directors to include individuals with significant international oil and gas experience. The Board of Directors has taken no action with regard to this suggestion, and has since lost the services of former CEO Craig McKenzie, one of the few members of the board who had such experience. We believe the significant project that Canadian Superior is pursuing in Trinidad requires deep knowledge of LNG development strategies and the international business contacts and acumen to pursue the proper courses of action to maximize stakeholder returns. Without further clarification of Canadian Superior’s strategy and financial position, we believe that selling this asset now, immediately after the exploration phase and before ultimate project sanction, is not in the best interests of Canadian Superior or its shareholders.

As noted above, Canadian Superior’s partner in Block 5(c), Challenger, announced its intention to pursue strategic alternatives last week. With Challenger, and its 25% interest in Block 5(c), available to a buyer, we recognize that Canadian Superior’s offering of 25% or more of Block 5(c) right now provides a potential buyer the ability to aggregate a position of more than 50%. Clearly, this may attract buyers and may maximize the value of Challenger’s interest, but it does not necessarily maximize Canadian Superior’s value. The difference is that Canadian Superior has other assets and operations and Challenger does not, which allows for strategies that may significantly differ between the two companies. It is our opinion that this may be another situation where the conflicts of interest inherent in the Chairman of the Board’s ownership of Challenger have the potential to impact decisions of the board of Canadian Superior.

Moreover, Challenger announced that it intends to use the proceeds of its sale to pay amounts owed to Canadian Superior. Therefore, selling the two interests simultaneously suggests that Canadian Superior will not yet have been paid the amounts Challenger owes it under the Joint Operating Agreement (“the JOA”) and under the $14 million Bridge Note provided to Challenger by Canadian Superior since September 2008. Canadian Superior will be in a much better financial and negotiating position, relative to its own interest in Block 5(c), after Challenger has fulfilled its obligations for payments under the JOA and the Bridge Note.

We request that the Company provide full disclosure of its existing farm-out agreement with Challenger and the Intrepid Block 5(c) offshore Trinidad and Tobago agreement, which as non-ordinary course material contracts, should be part of the public record of both companies. In addition, to give shareholders a better understanding of the transactions, we believe the Company should provide complete disclosure of the ownership structure of the Liberty LNG Joint Venture and all other worldwide projects being pursued by the Company in which Directors or Company employees have an ownership interest.

We request that Canadian Superior host a conference call, open to all shareholders and the public, to discuss the status of operations in Trinidad and the overall strategy for development and, the reasons and justification for the proposed monetization. We believe that communication is necessary at this crucial juncture given the important strategic nature of these assets, and we believe the independent directors of Canadian Superior should be included in that call. Until such a discussion takes place, we do not believe any transaction involving the Trinidad assets should be pursued. We believe the Canadian Superior board owes an answer to shareholders on this topic. Should you choose to proceed with the proposed monetization, we would anticipate exploring all avenues of recourse available to us at that time.

We await your prompt response.

Sincerely,

David J. Anderson
Palo Alto Investors, LLC

About Palo Alto Investors

Since its inception in 1989, Palo Alto Investors, LLC (“PAI”) has focused exclusively on overlooked, misunderstood and undervalued segments of the equity markets. PAI is committed to providing world class money management services to high net worth and institutional investors. Located in Palo Alto, Calif., PAI employs 22 professionals and manages over $1 billion in assets. The firm is independently owned with significant Partner ownership interest.

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